

November 4, 2013

Via E-mail
Richard E. Dyer
President and Chief Executive Officer
Edgewater Bancorp, Inc.
321 Main Street
St. Joseph, Michigan 49085

   Re: Edgewater Bancorp, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed October 23, 2013
      File No. 333-191125

Dear Mr. Dyer:

   We have reviewed the above referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 8.1: Tax Opinion

1. Please revise the first paragraph on page 2 to eliminate the assumption that "the Plan has been duly and validly authorized and has been approved and adopted by the board of directors of the Bank at a meeting duly called and held." It is inappropriate to assume a legal conclusion, including the validity of the board meeting held to approve the plan of conversion.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Adam Wheeler
        Luse Gorman Pomerenk & Schick, P.C.